**Filed Pursuant to Rule 433**
Registration No. 333-133007
February 3, 2009
FREE WRITING PROSPECTUS
(To Prospectus dated April 5, 2006,
Prospectus Supplement dated October 12, 2007,
Product Supplement dated November 6, 2008
and Prospectus Addendum dated December 12, 2007)



HSBC

Structured Investments

# HSBC USA Inc.
# $ [●]
# Buffered Return Enhanced Notes Linked to the S&P 500® Index due April 1, 2010

## General

- Terms used in this free writing prospectus are described or defined in the product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Return Enhanced Notes.
- This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below.
- Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any component security included in the reference asset or as to the suitability of an investment in the related notes.
- Senior unsecured obligations of HSBC USA Inc. maturing April 1, 2010.
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

## Key Terms

| | |
|---|---|
| Reference Asset: | The S&P 500® Index ("SPX") (the "reference asset") |
| Upside Participation Rate: | 300.00% |
| Maximum Return: | 19.00% |
| Principal Amount: | $1,000 per note. |
| Trade Date: | February 3, 2009 |
| Pricing Date: | February 3, 2009 |
| Original Issue Date: | February 6, 2009 |
| Ending Averaging Dates: | March 23, 2010, March 24, 2010, March 25, 2010, March 26, 2010, and March 29, 2010 (the final valuation date). |
| Final Valuation Date: | March 29, 2010, subject to adjustment as described herein and in the accompanying product supplement. |
| Maturity Date: | 3 business days after the final valuation date and is expected to be April 1, 2010. The maturity date is subject to further adjustment as described under "Market Disruption Events" herein and under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement. |
| Payment at Maturity: | For each note, the cash settlement value. |
| Cash Settlement Value: | For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below):<br>If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of:<br>(i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and<br>(ii) the product of (a) the principal amount multiplied by (b) the maximum return.<br>If the reference return is less than 0.00% but greater than or equal to -20.00%, meaning that the level of the reference asset declines by no more than the 20.00% buffer amount at maturity, you will receive 100% of the principal amount; and<br>If the level of the reference asset declines by more than the 20.00% buffer amount at maturity, such that the reference return is less than -20.00%, you will lose 1.25% of the principal amount for each percentage point that the reference return is below -20.00%. **This means that if the reference return is -100.00%, you will lose your entire investment.** |
| Buffer Amount: | 20.00%. Your principal is protected against up to a 20.00% decline in the level of the reference asset over the term of the notes. |
| Downside Leverage Factor: | 1.25 |
| Reference Return: | The quotient, expressed as a percentage, of (i) the final level minus the initial level divided by (ii) the initial level, expressed as a formula: $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| Initial Level: | [●], which represents the official closing level (as defined below) of the reference asset as determined by the calculation agent on the pricing date. |
| Final Level: | The arithmetic average of the official closing levels of the reference asset on the five ending averaging dates, as determined by the calculation agent. |
| Official Closing Level: | The official closing level of the reference asset on any scheduled trading day as determined by the calculation agent and displayed on Bloomberg Professional® service page "SPX <Index>". |
| CUSIP/ISIN: | 4042K0VE2 /[●] |
| Form of Notes: | Book-Entry |
| Listing: | The notes will not be listed on any U.S. securities exchange or quotation system. |

**Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 5 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.**

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

| | Price to Public[1] | Fees and Commissions | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | 1.10% | 98.90% |
| Total | [●] | [●] | [●] |

[1] Certain fiduciary accounts will pay a purchase price of $989 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

**JPMorgan**
**Placement Agent**
**February 3, 2009**

## Additional Terms Specific to the Notes

This free writing prospectus relates to a single note offering linked to the reference asset identified on the cover page. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or any securities comprising the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007, the prospectus addendum of December 12, 2007 and the product supplement dated November 6, 2008. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 5 of this free writing prospectus and “Risk Factors” on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to “Enhanced Market Participation Notes” in the product supplement shall refer to these Return Enhanced Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc. (rated Aa3 by Moody’s Investors Services Limited and AA- by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.)*

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, a prospectus addendum, and a product supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420408061482/v130941_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm
- the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the reference asset, nor is it a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the official closing level of the reference asset, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an initial level of 800.00 and reflect an upside participation rate of 300.00%, a buffer amount of 20.00%, a downside leverage factor of 1.25 and the maximum return on the notes of 19.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

| Final Level | Reference Return | Total Return |
|---|---|---|
| 1,600.00 | 100.00% | 19.00% |
| 1,440.00 | 80.00% | 19.00% |
| 1,320.00 | 65.00% | 19.00% |
| 1,200.00 | 50.00% | 19.00% |
| 1,120.00 | 40.00% | 19.00% |
| 1,040.00 | 30.00% | 19.00% |
| 960.00 | 20.00% | 19.00% |
| 880.00 | 10.00% | 19.00% |
| 868.00 | 8.50% | 19.00% |
| **850.67** | **6.33%** | **19.00%** |
| 840.00 | 5.00% | 15.00% |
| 820.00 | 2.50% | 7.50% |
| 808.00 | 1.00% | 3.00% |
| **800.00** | **0.00%** | **0.00%** |
| 792.00 | -1.00% | 0.00% |
| 760.00 | -5.00% | 0.00% |
| 720.00 | -10.00% | 0.00% |
| **640.00** | **-20.00%** | **0.00%** |
| 560.00 | -30.00% | -12.50% |
| 480.00 | -40.00% | -25.00% |
| 400.00 | -50.00% | -37.50% |
| 320.00 | -60.00% | -50.00% |
| 240.00 | -70.00% | -62.50% |
| 160.00 | -80.00% | -75.00% |
| 80.00 | -90.00% | -87.50% |
| 0.00 | -100.00% | -100.00% |



## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

**Example 1: The level of the reference asset increases from the initial level of 800.00 to a final level of 840.00.** Because the final level of 840.00 is greater than the initial level of 800.00 and the reference return of 5.00% multiplied by the upside participation rate of 300.00% does not exceed the maximum return of 19.00%, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5.00\% \times 300.00\%)] = \$1,150.00$$

**Example 2: The level of the reference asset increases from the initial level of 800.00 to a final level of 880.00.** Because the final level of 880.00 is greater than the initial level of 800.00 and the reference return of 10% multiplied by the upside participation rate of 300.00% exceeds the maximum return of 19.00%, the investor receives a payment at maturity of $1,190.00 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times 19.00\%] = \$1,190.00$$

**Example 3: The level of the reference asset moderately decreases from the initial level of 800.00 to a final level of 680.00.** Because the reference return is -15.00% and the final level of 680.00 is less than the initial level of 800.00 but not by more than the buffer amount of 20.00%, the investor receives a payment at maturity of 100% of the principal amount, which equals:

$$\$1,000$$

**Example 4: The level of the reference asset significantly decreases from the initial level of 800.00 to a final level of 560.00.** Because the reference return is -30.00% and the final level of 560.00 is less than the initial level of 800.00 by more than the buffer amount of 20.00%, the investor receives a payment at maturity of $875.00 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30.00\% + 20.00\%) \times 1.25] = \$875.00$$

## Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive reference return by 300.00%, up to the maximum return on the notes of 19.00%, or a maximum payment at maturity of $1,190.00 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the final level, as compared to the initial level, of up to the buffer amount of 20.00%. If the level of the reference asset declines by more than 20.00%, you will lose 1.25% of the principal amount for every 1% decline of the level of the reference asset over the term of the notes beyond 20.00%. If the reference return is -100.00%, you will lose your entire investment.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the reference asset, see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference assets. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes and, in the opinion of Cadwalader, Wickersham & Taft, our special counsel, it is reasonable to treat the notes in accordance with this approach. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that the U.S. holder has held the note for more than one year for federal income tax purposes. For a further discussion of U.S.

federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the reference asset or any of the component securities of the reference asset. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** – A person should reach a decision to invest in the notes after carefully considering, with his or her advisors, the suitability of the notes in light of his or her investment objectives and the information set out in this free writing prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal if the reference return is less than -20.00%. The return on the notes at maturity is linked to the performance of the reference asset and will depend on whether, and the extent to which, the reference return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the level of the reference asset beyond the buffer amount as compared to the initial level. **YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT**.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — If the final level is greater than the initial level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 19.00% of the principal amount, regardless of the appreciation in the reference asset, which may be greater than the maximum return and could be significant. **YOU WILL NOT RECEIVE A RETURN ON THE NOTES GREATER THAN THE MAXIMUM RETURN**.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the reference asset would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the reference asset. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the reference asset and the value of the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. **This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the reference asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the reference asset;

  - the time to maturity of the notes;

  - the dividend rate on the equity securities underlying the reference asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

## Description of the Reference Asset

### General

*This free writing prospectus is not an offer to sell and it is not an offer to buy interests in any reference asset or any of the securities comprising any reference asset or any underlying index. All disclosures contained in this free writing prospectus regarding a reference asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any reference asset or any constituent included in any reference asset contained in this free writing prospectus. You should make your own investigation into each reference asset.*

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

### The S&P 500® Index

*We have derived all information relating to the reference asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time.*

*S&P publishes the reference asset.*

The reference asset is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the reference asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 30, 2009, 411 companies, or 82.20% of the reference asset, traded on the New York Stock Exchange and 89 companies, or 17.60% of the reference asset, traded on The NASDAQ Stock Market. S&P chooses companies for inclusion in the reference asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the "NYSE"), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the reference asset with the number of companies included in each group, as of January 30, 2009, indicated in parentheses: Industrials (59), Utilities (34), Telecommunication Services (9), Materials (29), Information Technology (75), Energy (39), Consumer Staples (40), Consumer Discretionary (80), Health Care (54) and Financials (81). Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus. The Reference Asset does not reflect the payment of dividends on the stocks included in the Reference Asset.

*Computation of the Reference Asset*

S&P currently computes the reference asset as of a particular time as follows:

  (i)   the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii)   the market values of all component stocks as of that time are aggregated;

(iii)  the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv)  the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v)   the current aggregate market value of all component stocks is divided by the base value; and

(vi)  the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the reference asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the reference asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the reference asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \ \times \ \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the reference asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the reference asset and a reference asset component's market value.

*License Agreement with Standard & Poor's ("S&P"):*

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500[®] to track general stock market performance.  S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500[®] which is determined, composed and calculated by S&P  without regard to HSBC or the notes.  S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500[®].  S&P is not responsible for and has not participated in the determination of the timing of the sale of the notoes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

### Historical Performance of Reference Asset

The following graph sets forth the historical performance of the reference asset based on the weekly historical closing levels from January 3, 2003 through January 30, 2009.  The closing level for the reference asset on January 30, 2009 was 825.88.

We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the final valuation date. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

**Historical Performance of the S&P 500® Index**



Source: Bloomberg

## Market Disruption Events

If an ending averaging date or the final valuation date is not a scheduled trading day, then such ending averaging date or the final valuation date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on an ending averaging date or the final valuation date, then such ending averaging date or the final valuation date, as applicable, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an ending averaging date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be the ending averaging date or the final valuation date, as applicable, and the official closing level of the reference asset will be determined by means of the formula for and method of calculating the reference asset which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in the reference asset (or a good faith estimate of the value of a security in the reference asset which is itself the subject of a market disruption event). If an ending averaging date is postponed, then each subsequent ending averaging date and the final valuation date will also be postponed by an equal number of scheduled trading days. If the final valuation date is postponed, then the maturity date will also be postponed by an equal number of scheduled trading days and no interest will be paid in respect of such postponement.

The term "market disruption event" is described and defined in the product supplement.

**Certain ERISA Considerations**

We urge you to read "Certain ERISA Considerations" in the prospectus supplement.

An employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), including individual retirement accounts, individual retirement annuities or Keogh plans, a governmental  or other plan subject to any laws, rules or regulations substantially similar to Section 406 of ERISA or Section 4975 of the Code or any entity the assets of which are deemed to be "plan assets" for purposes of ERISA, Section 4975 of the Code or otherwise, will be permitted to purchase, hold and dispose of the notes, subject to certain conditions.  Such investors should carefully review the discussion under "Certain ERISA Considerations" in the prospectus supplement.

**Supplemental Plan of Distribution**
J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee from the Issuer that would not exceed $11.00 per $1,000 face amount of notes.  See "Supplemental Plan of Distribution" on page S-38 in the prospectus supplement.